Contact

www.linkedin.com/in/sthuthipeter
(LinkedIn)

Top Skills

Airlines
Emergency Procedures
Aviation

Languages

Kannada (Limited Working)
Hindi (Professional Working)
English (Full Professional)

Certifications

Aviation Security Certification
Scrum: The Basics

Honors-Awards

Best Attitude Award

Sthuthi Peter

Founding Team - Sr. Global Operations
India

Summary

Hello Reader,

Introducing myself, Sthuthi Peter, I'm a global operations leader with 6+ years of experience scaling teams, optimizing processes, and managing compliance across fintech and Web3 ecosystems. At Unidef, I supported regulatory structuring and execution across 15+ emerging markets, helping reduce cross-border inefficiencies by 40% while enabling rapid jurisdictional expansion.

My background spans people operations, legal coordination, logistics, and communications giving me a systems-level view of how to build resilient, high-trust infrastructure in decentralized environments.

At ONER, I lead operations across multiple markets and help ensure our global foundation scales with speed, compliance, and precision as we grow our digital asset footprint.

See you around (someday)

Experience

Oner Network

Founding Team - Sr. Global Operations
March 2025 - Present (1 year 7 months)

Unidef

4 years 2 months

Senior Global Operations Specialist
June 2024 - Present (2 years 4 months)
Global

Global Operations
August 2022 - Present (4 years 2 months)

OV Digital
People and Operations
August 2022 - December 2024 (2 years 5 months)
Bengaluru, Karnataka, India

Executive Director

TECH I.S.
Human Resources - Public Relations Specialist
August 2020 - July 2022 (2 years)
Santa Clara, California, United States

IndiGo (InterGlobe Aviation Ltd)
Flight Attendant
November 2019 - July 2020 (9 months)

Education

Rabindranath Tagore University
Master of Business Administration - MBA, Human Resources and Marketing · (2021 - 2023)

Bishop Cotton Womens Christian Law College
Bachelor of Business Administration - BBA, Human Resources Management and Services · (2016 - 2019)

Christ Academy ICSE School - India
International Business/Trade/Commerce